

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Ryan Belanger-Saleh
Co-Chief Executive Officer
Gatsby Digital, Inc.
28 Liberty St.
New York, NY 10005

> **Re: Gatsby Digital, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 7, 2020**
> **File No. 024-11292**

Dear Mr. Belanger-Saleh:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. Please revise to limit the cover page of the offering circular to one page. See Item 1 of Part II of Form 1-A.

The Offering, page 5

2. Please revise the offering summary to disclose the minimum investment amounts for investors and SeedInvest Auto Invest participants, respectively, as you describe in the "Plan of Distribution" section.

3. We note your disclosure in your Summary section and throughout the document that Gatsby is a "free options trading platform...that makes options trading straightforward by removing the commissions..." We further note your disclosure on page 18 that users will be charged certain transactional fees. Please revise your Summary disclosure to clarify

that Gatsby is not "free" and disclose the fees that users will be charged.

Selected Risks Associated with Our Business, page 6

4.   We note your disclosure in the seventh bullet under the heading "Selected Risks Associated with Our Business" that the company is controlled by its officers and directors. Please add risk factor disclosure to elaborate upon the same.

Dilution, page 14

5.   We note your disclosure in footnote 1 that your dilution disclosure does not include any shares issued in 2020, which includes 721,218 shares of Common Stock and 11,651,963 shares of Series Seed Preferred Stock. Please refer to Item 4 of Part II to Form 1-A and tell us why you have not considered these shares in your calculation of the dilution to investors in this offering or revise to include these shares in your dilution disclosure. In addition, please tell us what consideration you gave to including the 5% post-money unallocated option pool in your dilution disclosure.

Plan of Distribution and Selling Securityholders, page 15

6.   Noting your disclosure on page 22 under the heading "Issuances of Equity, Convertible Notes, and SAFEs," please tell us how you considered disclosing the nature of any material relationship between the underwriter and the issuer in your plan of distribution disclosure. See Item 5 of Part II of Form 1-A.

Jury Trial Waiver, page 16

7.   We note your disclosure regarding the jury trial waiver provision in your subscription agreement and investors' rights agreement. Please revise your disclosure under this heading to clearly state whether the jury trial waiver provision applies to claims under the federal securities laws.

The Company's Business, page 18

8.   As currently drafted, your business section does not clearly explain your business to investors. Please significantly revise the description of your business to provide a clear narrative discussion of your business plan, including the current stage of development of your business, the platform, and any other technology necessary for the business.

9.   Address the additional steps you must take to develop or acquire additional technology and capital before you can begin to generate revenue. In this regard, please specifically discuss the current status of your research and development and need for continued development of the platform.

10.   Please revise to provide more details about your platform. Please revise to:
- provide step-by-step information about how users open accounts and interact with the platform;
- describe how the Gatsby platform users earn "Gatsby Rewards" points on every trade and the material terms thereof (e.g., any rights or benefits conferred by the points, expiration date, transferability, etc.);
- clearly explain how the current "pass through" fee mechanism works and how the prospective rebate mechanism is intended to work; and
- include a description or diagram, as appropriate, showing how the platform will operate with respect to the foregoing.

11.   Please briefly discuss the reasons why you have identified Apex Clearing as the clearing broker that you intend to utilize. Also please disclose the status of any discussions or prospective agreements with Apex Clearing regarding the same. Furthermore, please disclose the reasons why you are focused on bringing "new traders" to the options trading market, and specifically targeting "crypto traders." In this regard, please also tell us whether your platform will include digital asset options trading, or any other digital asset component.

12.   We note your reference to data published by Options Clearing Corp. and DataLight on page 18 and Alphacution on page 23. Please disclose the title and date of each report or publication that you reference.

Employees, page 19

13.   Please describe in greater detail the roles and responsibilities of the two registered representatives that you reference on page 19. To the extent you have entered into any agreement(s) with the two registered representatives, please file such agreement(s) as exhibits or tell us why you are not required to do so. Please refer to Item 17 of Part II to Form 1-A. Please also revise to clarify whether you have employed any general securities principals or registered options principals, as contemplated by the Franchise Branch Office and Management Agreement.

Our Advantage, page 19

14.   Please provide us with the basis for your belief regarding the principal advantages over your competitors that you reference. For example, you state that Gatsby is free and therefore provides you a competitive advantage. However, we also note your disclosure at the bottom of page 18, which discloses that your competitors, such as Robinhood and Webull, also operate commission-free platforms. Please revise your disclosure as appropriate.

The Company's Property, page 20

15.   Please revise to include the information required by Item 8 of Part II of Form 1-A with respect to the office you operate as an Office of Supervisory Jurisdiction of ViewTrade, as

referenced in your disclosure on page 18.

Plan of Operations and Milestones, page 23

16.   In the second bullet on page 23, we note your reference to investment into the areas of "technology . . . ." Please revise to clarify whether you are using the term "technology" synonymously with the term "product development" in the "Use of Proceeds to Issuer" section on page 17. Also please explain the meaning of "monthly burn" and how you estimated that it will grow by 75% after funding the clearing deposit. Furthermore, please explain in greater detail the basis for your belief that you could achieve profitability by May of 2021 if you raise at least $1,000,000.

Compensation of Directors and Executive Officers, page 26

17.   We note your disclosure in the penultimate paragraph on page 26 that Mr. Belanger-Saleh, your sole director in 2019, received no compensation for his services as a director. However, your disclosure in the next paragraph suggests that cash compensation was provided to your directors for the fiscal year ended December 31, 2019. Please revise your disclosure as appropriate. Also please briefly describe any proposed compensation to be made to your executives and directors. Please refer to Item 11(d) of Part II of Form 1-A for guidance.

18.   Please expand your disclosure to include a description of your 2019 Equity Incentive Plan, as referenced on page F-13. Refer to Item 11(d) in Part II of Form 1-A.

Interest of Management and Others in Certain Transactions, page 28

19.   We note your disclosure on pages 22, F-11 and F-12 regarding certain related party transactions that the company entered into during 2018 and 2019. Please revise to provide the information required by Part II, Item 13 of Form 1-A or advise.

Securities Being Offered
Conversion Rights, page 30

20.   We note your disclosure that shares of "Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company's Common Stock at the then-applicable conversion rate." We further note your disclosure that the conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock. Please expand your disclosure to describe how the conversion rate would be adjusted in such situations. Please also reconcile your disclosure that the "Series A Preferred Stock will be convertible, at the option of the holder, at any time..." with your disclosure that conversion will occur automatically i) upon the closing of a firm commitment underwritten public offering of the Company's Common Stock or ii) upon the affirmative election of the holders of a majority of the outstanding shares of Preferred

Stock. Please further reconcile this with your disclosure that the Series A Preferred Stock will vote with the Seed Preferred Stockholders as a single class on any matter submitted to the Series A Preferred Stock and clarify, if true, that as a result any such vote will be controlled by the Seed Preferred Stockholders.

Exhibits

21.   Please file your loan agreement with Radius Bank under the Paycheck Protection Program as an exhibit, or tell us why you believe such agreement is not required to be filed. See Item 17(6) of Part III of Form 1-A.

22.   We note that exhibit 6 relating to the Franchise Branch Office and Management Agreement appears to omit Supplement #1, as referenced in Annex A thereof. Please revise your filing to include the full text of this exhibit.

General

23.   Please define each acronym or otherwise abbreviated term the first time it is used (e.g., "API"). Also please ensure that the meaning of all footnotes throughout your filing is clear (e.g., the double asterisk footnote to the cover page table and footnote 4 to the security ownership table on page 27).

24.   Based upon your disclosure it appears unclear the type of entity you propose to be (e.g., agency broker-dealer, national securities exchange, or alternative trading system) and the types of securities you seek to trade (e.g., standardized listed options). Please revise to clarify throughout your offering circular as appropriate. In addition, and related to this, we note that you include disclosure about the CFTC on page 20 under the "Regulation" heading but it is not clear if you are offering and selling products regulated by the CFTC. Please tell us why you have included this information. Please also tell us if you plan to expand into SWAPs.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh

West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance